Exhibit 3

On February 24, 2005, Section 3.2 of Article III of the Bylaws was amended by the Company’s Board of Directors to read as follows:

3.2  Composition of the Board. The number of Directors which shall constitute the Board shall be fixed from time to time by resolution of a majority of directors in office; provided, that their number shall not be less than five nor more than fifteen. Directors shall be divided into three classes, as specified in the Certificate of Incorporation. Directors shall be elected at the annual meeting of the stockholders, and each Director shall be elected to serve until such Director's successor shall be elected and shall qualify; provided, however, no person who shall have attained the age of 72 years by the date of election shall be eligible for election as a Director of the Corporation. Directors shall be stockholders. The Board of Directors, at its first meeting after each annual meeting of stockholders, shall elect the Chair of the Board who shall perform such duties as are specified in these Bylaws or are properly required of the Chair by the Board of Directors.